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March 23, 2007

VIA EDGAR

Mr. Jeff Foor
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Seasons Series Trust (the "Registrant")
         Registration File Nos. 333-08653 and 811-07725
         CIK No. 0001003239

         Cash Management Portfolio           Focus Growth Portfolio
         Focus Growth and Income Portfolio   Focus TechNet Portfolio
         Focus Value Portfolio               Small Cap Portfolio
         Strategic Fixed Income Portfolio

Dear Mr. Foor:

     As counsel to the Registrant, I am transmitting for filing the preliminary information statement ("Information Statement") for the Registrant under Section 14 of the Securities Act of 1934, as amended, concurrently with this letter. As we discussed, we would appreciate if you could expedite your review of this Information Statement, the content of which is substantially similar to the PRE14C filed on behalf of SunAmerica Series Trust on March 16, 2007.

     The Registrant acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the Information Statement; (b) the Commission's comments and changes to the disclosure in the Information Statement made in response to the Commission's comments do not foreclose the Commission from taking any action with respect to the Information Statement; and (c) it may not assert the Commission's comments or responses to the Commission's comments as a defense in any proceeding initiated by the Commission or any person pursuant to U.S. federal securities laws.

     We intend to mail a definitive information statement to shareholders on or about March 28, 2007, or as soon as we are able to respond to any comments which you might have. Please call me at (713) 831-3299 with any comments or questions.

Very truly yours,


//s// MARK MATTHES
-------------------------------------
Mark Matthes